SI-BONE, INC.

471 El Camino Real, Suite 101

Santa Clara, California 95050

October 15, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:	Ms. Amanda Ravitz, Assistant Director
Mr. Thomas Jones, Attorney Advisor
Mr. Kevin Kuhar, Staff Accountant

RE:	SI-BONE, Inc.
Registration Statement on Form S-1
File No. 333-227445

Ladies and Gentlemen:

SI-BONE, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 16, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Kate Nichols of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Kate Nichols at (650) 843-5877.

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Very truly yours,

SI-BONE, INC.

By:	/s/ Jeffrey W. Dunn
Name:	Jeffrey W. Dunn
Title:	President and Chief Executive Officer

cc:	Jeffrey W. Dunn, SI-BONE, Inc.
Michael A. Pisetsky, SI-BONE, Inc.
Matthew B. Hemington, Cooley LLP
John T. McKenna, Cooley LLP
Michael Benjamin, Latham & Watkins LLP
Peter J. Sluka, Latham & Watkins LLP

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